SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Schultz, John R. (Last) (First) (Middle) P.O. Box 40466 (Street) Jacksonville, FL 32203-0466 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Jacksonville Bancorp, Inc. JAXB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) March 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	03/29/2002	O |	200.00 | A | (1)	200.00	I	By Spouse
Common Stock	03/29/2002	O |	50.00 | A | (1)	50.00	I	By Spouse as Custodian for Child
Common Stock				33,000.00	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Schultz, John R. - March 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Class A Purchase Warrants	$13.00	03/29/2002	O |	(A) 100.00	02/22/2002 | 09/30/2004	Common Stock - 100.00	(1)	100.00	I	By Spouse
Class A Purchase Warrants	$13.00	03/29/2002	O |	(A) 25.00	02/22/2002 | 09/30/2004	Common Stock - 25.00	(1)	25.00	I	By Spouse as Custodian for Child
Class A Purchase Warrants	$13.00				02/22/2002 | 09/30/2004	Common Stock - 4,000.00		4,000.00	D
Employee/Director Stock Options	$10.00				10/31/2001 | 11/09/2009	Common Stock - 4,643.00		4,643.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 04-10-2002 ** Signature of Reporting Person Date Cheryl L. Whalen as Attorney-in-fact for John R. Schultz Page 2 SEC 1474 (3-99)

Schultz, John R. - March 2002
Form 4 (continued)
FOOTNOTE Descriptions for Jacksonville Bancorp, Inc. JAXB

Form 4 - March 2002

John R. Schultz
P.O. Box 40466

Jacksonville, FL 32203-0466
Explanation of responses:

 (1)   The reported securities are included within units purchased by the reporting person for $21.00 per unit. Each unit consists of 2 shares of Common Stock and 1 Class A Purchase Warrant.

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